Exhibit (a)(1)(G)

News Release	Bayer AG Communications 51368 Leverkusen Germany Phone +49 214 30-1 www.press.bayer.com

Antitrust clearance obtained for Bayer’s acquisition of Conceptus

Offer expires at midnight on June 4/5, 2013

Leverkusen and Wayne, NJ, May 29, 2013 – Antitrust clearance from the US Federal Trade Commission (FTC) was obtained with respect to Bayer’s acquisition of Conceptus, Inc., Mountain View, California (NASDAQ:CPTS). The FTC raised no objection to the transaction within the relevant waiting period under US antitrust law, which expired yesterday. The antitrust clearance marks an important step toward Bayer’s intended acquisition of Conceptus. The transaction remains conditioned upon a minimum tender of at least a majority of the outstanding shares of Conceptus.

On May 7, 2013, Evelyn Acquisition Company, a subsidiary established by Bayer HealthCare LLC, Tarrytown, N.Y., for the purpose of the acquisition, commenced a cash tender offer for all the shares of Conceptus, Inc. at a price of US$31 per share. The total value of the transaction amounts to approximately US$1.1 billion (equivalent to EUR 852 million). The board of directors of Conceptus has unanimously recommended that its stockholders accept the offer, which expires at 12:00 midnight, New York City time on June 5, 2013 (one minute after 11:59 p.m., New York City time, on June 4, 2013), unless the tender offer is extended or earlier terminated by Bayer in accordance with the Merger Agreement (defined below).

The tender offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 28, 2013 (the “Merger Agreement”), which Bayer announced on April 29, 2013. Conceptus has developed Essure®, the only non-surgical permanent birth control method, which it markets in the U.S. and other countries. Following the acquisition, Bayer

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will be able to offer a complete range of short-term, long-term and permanent contraceptive choices for women.

The public tender offer is posted on the website of the U.S. Securities and Exchange Commission (SEC) at www.sec.gov.

Bayer: Science For A Better Life

Bayer is a global enterprise with core competencies in the fields of health care, agriculture and high-tech materials. As an innovation company, it sets trends in research-intensive areas. Bayer’s products and services are designed to benefit people and improve the quality of life. At the same time, the Group aims to create value through innovation, growth and high earning power. Bayer is committed to the principles of sustainable development and acts as a socially and ethically responsible corporate citizen. In fiscal 2012, Bayer employed some 110,500 people and had sales of EUR 39.8 billion. Capital expenditures amounted to EUR 2.0 billion, R&D expenses to EUR 3.0 billion. For more information go to www.bayer.com

Contact:

Christian Hartel, phone +49 214 30 47686

Email: christian.hartel@bayer.com

ha (2013-0309-E)

IMPORTANT INFORMATION ABOUT THE OFFER

The tender offer described in this press release has commenced, but this press release is neither an offer to purchase nor a solicitation of an offer to sell shares. The solicitation and the offer to buy all of the outstanding Conceptus shares is being made pursuant to the Tender Offer Statement on Schedule TO filed by Bayer, Parent and Purchaser with the SEC on May 7, 2013. Conceptus also filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer with the SEC on May 7, 2013. Conceptus stockholders and other investors are urged to read the relevant tender offer documents (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/ Recommendation Statement, will be made available to all stockholders of Conceptus, Inc. at no expense to them. The tender offer documents and the Solicitation/Recommendation Statement are available for free at the SEC’s web site at www.sec.gov. Free copies of these materials will also be available from the Information Agent.

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In addition to the Solicitation/Recommendation Statement, Conceptus files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Conceptus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Conceptus’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This release may contain forward-looking statements based on current assumptions and forecasts made by Bayer Group or subgroup management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those described in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

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